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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM N-17f-2

              Certificate of Accounting of Securities and Similar
                         Investments in the Custody of
                       Management Investment Companies

                   Pursuant to Rule 17f-2[17 CFR 270.17f-2]

1. Investment Company Act File Number:               Date examination completed:
811-5669                                             May 31, 2000

2. State identification Number:

AL         AK          AZ         AR           CA          CO
CT         DE          DC         FL           GA          HI
ID         IL          IN         IA           KS          KY
LA         ME          MD         MA           MI          MN
MS         MO          MT         NE           NV          NH
NJ         NM          NY         NC           ND          OH
OK         OR          PA         RI           SC          SD
TN         TX          UT         VT           VA          WA
WV         WI          WY         Puerto Rico
Other (specify):

3. Exact name of investment company as specified in registration statement:
Fifth Third Funds

4. Address of principal executive office (number, street, city, state, zip code):

Jeffrey C. Cusick, BISYS Fund Services
3435 Stelzer Road, Columbus, Ohio 43219-8001

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securites or similar investments.

Investment Company

1. All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state of administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                    Report of Independent Public Accountants
                    ----------------------------------------


To the Board of Trustees of
the Fifth Third Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the Fifth Third Funds (the Funds) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of May 31, 2000. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants (and without prior notice to management) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2000, and with respect to agreement of security purchases and sales, for the period from October 31, 1999 (the date of the last examination), through May 31, 2000:

 .    Confirmation of all securities held by institutions in book entry form at the Federal Reserve Bank of Cleveland, The Depository Trust Company and The Bank of New York.

 .    Reconciliation of all such securities to the books and records of the Funds and the Fifth Third Bank (the Custodian).

 .    Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Custodian's records.

 .    Agreement of two security purchases and two security sales or maturities for each Fund since the last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Fifth Third Funds complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2000, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Fifth Third Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/ ARTHUR ANDERSEN LLP
Cincinnati, Ohio
August 30, 2000

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Management Statement Regarding Compliance With Certain Provisions of the
------------------------------------------------------------------------
Investment Company Act of 1940
------------------------------

We, as members of management of the Fifth Third Funds (the Funds), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of May 31, 2000, and from October 31, 1999 through May 31, 2000.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2000, and from October 31, 1999 through May 31, 2000, with respect to securities reflected in the investment accounts of the funds.


The Fifth Third Funds

By:

/s/ Stephen G. Mintos

August 30, 2000